Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Security Plan Life Insurance Company and Subsidiaries:

We consent to the use of our report included herein. Our report dated September 21, 2004 contains an explanatory paragraph that states that effective December 31, 2001, the Company applied fresh start accounting as the Company’s ultimate parent emerged from bankruptcy. As a result, the consolidated statements of operations and cash flows for the years ended December 31, 2003 and 2002 are presented on a different basis than that for the periods before fresh start and therefore are not comparable.

/s/ KPMG LLP

New Orleans, Louisiana
December 14, 2004